Exhibit 99.7

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The Monthly Report on Financial Transactions at August 31, 2022 will be published on November 18, 2022.

Highlights for July 2022

At July 31, 2022, that is, for the first four months of 2022-2023, the budgetary balance within the meaning of the Balanced Budget Act showed a surplus of $496 million. This represents a $710-million increase in the budgetary balance compared to the same time last year.

The result at July 31, 2022 is due to:
  revenues of $46.2 billion;
  expenditures of $44.6 billion;
  deposits of $1.1 billion in the Generations Fund.
According to the data presented in the Pre-election Report on the State of Québec’s Finances – August 2022, a budgetary deficit of $1.7 billion is expected for the full year before use of the stabilization reserve (see Appendix 1).
  The deficit takes into account a provision for economic risks and other support and recovery measures of $2.0 billion.

The sustained growth in revenue and expenditure seen at the beginning of the fiscal year will subside over the course of the year to meet the anticipated annual target.
  Revenue growth will decline due in part to the forecast economic slowdown in the second half of the year.
  Some factors explain the growth in expenses seen at the beginning of the year:
    more significant expenditures were approved at the beginning of the fiscal year, the terms of the collective agreement settlements implemented in the fall of 2021 contributed to higher growth at the beginning of 2022 2023; this effect will subside by the end of the fiscal year.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	July			April to July
	2021	2022	Change	2021-2022	2022-2023	Change	Change (%)
Own-source revenue	8 158	8 524	366	33 526	37 149	3 623	10.8
Federal transfers	2 220	2 206	–14	9 236	9 032	–204	–2.2
Total revenue	10 378	10 730	352	42 762	46 181	3 419	8.0
Portfolio expenditures(2)	–9 146	–10 041	–895	–38 896	–41 071	–2 175	5.6
Debt service	–701	–823	–122	–2 892	–3 533	–641	22.2
Total expenditure	–9 847	–10 864	–1 017	–41 788	–44 604	–2 816	6.7
SURPLUS (DEFICIT)(3)	531	–134	–665	974	1 577	603	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–386	–237	149	–1 188	–1 081	107	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	145	–371	–516	–214	496	710	—

REVENUE

Own-source revenue

At July 31, 2022, own-source revenue totalled $37.1 billion. This represents an increase of $3.6 billion (10.8%) compared to the same period last year.
  Strong economic activity combined with the easing of public health measures from April to July 2022 has a positive effect on own-source revenue compared with the same period last year.
Tax revenue increased by $3.2 billion (11.8%) to $30.2 billion, due to:

  a $1.2-billion increase (9.6%) in personal income tax and a $173-million increase (7.1%) in contributions for health services, mainly due to growth in wages and salaries;

  a $771-million increase (22.3%) in revenue from corporate taxes, due in particular to changes in the net operating surplus of corporations;

  a $1.0-billion increase (12.4%) in consumption taxes, due to the increase in household consumption, which was supported by the gradual removal of public health measures, the use of accumulated savings and the good performance of employment.

Other own-source revenue increased by $354 million (6.8%) to $5.6 billion, due to:

  a $217-million increase (12.7%) in duties and permits, mainly due to higher revenues from Québec’s cap-and-trade system for greenhouse gas emission allowances (CAT system);

  a $137-million increase (3.9%) in miscellaneous revenue, due in particular to the increase in revenues from the sale of goods and services.

Revenue from government enterprises increased by $91 million (6.8%), to $1.4 billion. This increase is due in particular to the increase in the value of electricity exports reported by Hydro-Québec and to a return to normal operations for Loto-Québec, whereas during the same period last year, the corporation had not fully resumed its activities due to public health restrictions related to the pandemic. The increase was mitigated by a decrease in Investissement Québec’s results related to unfavourable financial market results from April to July 2022.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	July			April to July
	2021	2022	Change	2021-2022	2022-2023	Change	Change (%)
Income and property taxes
Personal income tax	2 928	3 176	248	12 571	13 782	1 211	9.6
Contributions for health services	645	718	73	2 428	2 601	173	7.1
Corporate taxes	970	1 025	55	3 451	4 222	771	22.3
School property tax	88	87	–1	350	359	9	2.6
Consumption taxes	1 948	1 943	–5	8 195	9 209	1 014	12.4
Tax revenue	6 579	6 949	370	26 995	30 173	3 178	11.8
Duties and permits	353	341	–12	1 706	1 923	217	12.7
Miscellaneous revenue	853	845	–8	3 493	3 630	137	3.9
Other own-source revenue	1 206	1 186	–20	5 199	5 553	354	6.8
Total own-source revenue excluding revenue from government enterprises	7 785	8 135	350	32 194	35 726	3 532	11.0
Revenue from government enterprises	373	389	16	1 332	1 423	91	6.8
TOTAL	8 158	8 524	366	33 526	37 149	3 623	10.8

Federal transfers

As of July 31, 2022, federal transfers totalled $9.0 billion. This represents a decrease of $204 million (2.2%) compared to the same period last year. This change is mainly due to a decrease in revenue from health transfers, partially offset by an increase in equalization revenue.

  Revenue from health transfers decreased by $320 million (11.8%) to $2.4 billion, mainly due to the decrease in the supplementary health transfer related to COVID-19 compared to the previous year.

  Equalization revenue increased by $182 million (4.2%) to $4.6 billion. This increase is partially due to growth in Canada’s nominal GDP, which determines the pace of growth in the equalization envelope across Canada.

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	July			April to July
	2021	2022	Change	2021-2022	2022-2023	Change	Change (%)
Equalization	1 093	1 138	45	4 373	4 555	182	4.2
Health transfers	680	599	–81	2 718	2 398	–320	–11.8
Transfers for post-secondary education and other social programs	136	124	–12	544	497	–47	–8.6
Other programs	311	345	34	1 601	1 582	–19	–1.2
TOTAL	2 220	2 206	–14	9 236	9 032	–204	–2.2

EXPENDITURE

As of July 31, 2022, consolidated expenditure totalled $44.6 billion. This represents an increase of $2.8 billion (6.7%) compared to the same period last year.

Expenditure in the Santé et Services sociaux portfolio increased by $298 million (1.6%) to $19.0 billion. This increase is primarily due to the indexation of salary scales and financial incentives to encourage the retention of staff in health and social services institutions, and is partially offset by the decrease in operating expenses related to the pandemic compared to the same period last year.

Expenditure in the Éducation portfolio increased by $663 million (12.5%) to $6.0 billion. This increase is due in part to the indexation of salary scales as well as the increase in the number of students in educational institutions.

Expenditure in the Enseignement supérieur portfolio increased by $175 million (6.2%) to 3.0 billion. This increase is due in particular to increased spending by college and university educational institutions.

Expenditure in other portfolios increased by $1.0 billion (8.6%) to $13,1 billion, due in particular to:

  a $280-million increase in expenditure in the Affaires municipales et Habitation portfolio, due in part to grants for the renovation of the low-income housing stock;

  a $244-million increase in expenditure in the Famille portfolio, due in part to the increase in the tax credit for childcare expenses and the family allowance;

  a $228-million increase in expenditure in the Transports portfolio, due in particular to the $91-million compensation granted to the Caisse de dépôt et placement du Québec for studies related to the Réseau express métropolitain (REM) in the east end of Montréal, the governance of which is now assumed by the government and the Ville de Montréal;

  a $145-million increase in expenditure in the Travail, Emploi et Solidarité sociale portfolio, due in part to the increase in grants from the Labour Market Development Fund.

Debt service expenditure increased by $641 million (22.2%) to 3.5 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(2)
(unaudited data, millions of dollars)
	July				April to July
	2021	(4)	2022	Change	2021-2022	(4)	2022-2023	Change	Change (%)
Santé et Services sociaux	4 420		4 790	370	18 746		19 044	298	1.6
Éducation	546		667	121	5 288		5 951	663	12.5
Enseignement supérieur	670		687	17	2 827		3 002	175	6.2
Other portfolios(5)	3 510		3 897	387	12 035		13 074	1 039	8.6
Portfolio expenditures	9 146		10 041	895	38 896		41 071	2 175	5.6
Debt service	701		823	122	2 892		3 533	641	22.2
TOTAL	9 847		10 864	1 017	41 788		44 604	2 816	6.7

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

For the period of April to July 2022, net financial requirements amount to $6.6 billion and are due to:

  the $1.6-billion surplus resulting from the difference between government revenue and expenditure;

  the $291-million surplus for investments, loans and advances, due primarily to a decrease in short-term investments of $1.7 billion as part of overall cash management, partially offset by an increase in the consolidation value of government enterprises;(6)

  the $563-million financial requirements related to government capital investments, mainly due to investments of $2.1 billion, offset by amortization expenses of $1.6 billion;(6)

  the $1.0-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $2.3 billion, partially offset by the net cost of plans of $1.2 billion;(6)

  the $5.8-billion financial requirements from other accounts(7), resulting in particular from disbursements for expenditures recorded at the end of 2021-2022;

  the $1.1-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
	April to July
	2021-2022	2022-2023
SURPLUS (DEFICIT)(3)	974	1 577
Non-budgetary transactions
Investments, loans and advances	–7 355	291
Capital investments	–567	–563
Retirement plans and other employee future benefits	–1 001	–1 032
Other accounts(7)	–2 120	–5 765
Deposits in the Generations Fund	–1 188	–1 081
Total non-budgetary transactions	–12 231	–8 150
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–11 257	–6 573

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2022 BUDGET

BUDGET FORECAST FOR 2022-2023
(millions of dollars)
				Pre-election
	March 2022			report –
	budget	(8)	Revision	August 2022	(9)	Change (%)	(10)
REVENUE
Income and property taxes
Personal income tax	41 147		2 267	43 414		5.2
Contributions for health services	7 299		485	7 784		5.7
Corporate taxes	10 882		1 043	11 925		–7.8
School property tax	1 178		–130	1 048		–3.1
Consumption taxes	26 706		639	27 345		10.8
Tax revenue	87 212		4 304	91 516		4.8
Duties and permits	5 171		347	5 518		–8.8
Miscellaneous revenue	11 680		–51	11 629		6.7
Other own-source revenue	16 851		296	17 147		1.2
Total own-source revenue excluding revenue from government enterprises	104 063		4 600	108 663		4.2
Revenue from government enterprises	5 628		579	6 207		4.0
Total own-source revenue	109 691		5 179	114 870		4.2
Federal transfers	28 790		810	29 600		1.6
Total revenue	138 481		5 989	144 470		3.6
EXPENDITURE
Santé et Services sociaux	–55 842		–52	–55 894		–3.2
Éducation	–19 120		–152	–19 272		8.0
Enseignement supérieur	–10 141		–162	–10 303		17.8
Other portfolios(5)	–45 041		1	–45 040		4.4
Portfolio expenditures	–130 144		–365	–130 509		2.4
Debt service	–8 842		–1 347	–10 189		18.2
Total expenditure	–138 986		–1 712	–140 698		3.4
Provision for economic risks and other support and recovery measures	–2 500		500	–2 000		—
SURPLUS (DEFICIT)(3)	–3 005		4 777	1 772		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 445		17	–3 428		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 450		4 794	–1 656		—
Use of the stabilization reserve	—		927	927		—
BUDGETARY BALANCE(11)	–6 450		5 721	–729		—

APPENDIX 2: PORTFOLIO EXPENDITURES

Starting in 2022-2023, government spending is no longer broken down by mission but rather by portfolio.

The portfolio expenditures presented in the Monthly Report on Financial Transactions correspond to those inccurred in the various sectors of government activity. The expenditure level presented also provides another budget management tool, which contributes to the accountability of public decision-makers for their entire departmental portfolio.

In order to ensure comparability between the budget forecasts, the Monthly Report on Financial Transactions and the public accounts, the following table presents the portfolio expenditures after inter-portfolio eliminations have been allocated.

Inter-portfolio eliminations result from the elimination of reciprocal transactions between entities in different portfolios.

Portfolios tied to the delivery of public services are:

  Santé et Services sociaux, which mainly includes expenditure related to the activities of bodies in the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other governmental organizations related to health, such as Héma-Québec;

  Éducation, which mainly includes expenditure related to the activities of pre-school, elementary and secondary educational institutions. This portfolio also includes programs to promote recreational and sports activities as well as programs related to the status of women;

  Enseignement supérieur, which mainly includes expenditure attributable to the activities of educational institutions at the college and university levels. This portfolio also includes student financial assistance;

  Other portfolios, which include expenditures in all other portfolios, other than the Santé et Services sociaux, Éducation and Enseignement supérieur portfolios. Other portfolios include government funding for the cultural, transportation and childcare sectors, as well as support for individuals, municipalities and businesses.

EXPENDITURES BY DEPARTMENTAL PORTFOLIO AFTER INTER-PORTFOLIO ELIMINATIONS
(unaudited data, millions of dollars)
	April to July 2022
	Expenditures before distribution	Inter-portfolio	Expenditures after distribution
	of inter-portfolio eliminations	eliminations	of inter-portfolio eliminations
Santé et Services sociaux	19 044	–423	18 621
Éducation	5 951	–203	5 748
Enseignement supérieur	3 002	–50	2 952
Other portfolios	13 074	676	13 750
TOTAL	41 071	—	41 071

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État” (in French only).

Notes

(1)

A summary of the government's significant accounting policies can be found on pages 74 to 77 of Volume 1 of Public Accounts 2020-2021. The impact of the following accounting standards issued by the Public Sector Accounting Board (PSAB), effective as of fiscal year 2022-2023, will be reflected in the public accounts as at March 31, 2023: PS 3450 Financial Instruments (as well as PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 2601 Foreign Currency Translation) and PS 3280 Asset Retirement Obligations.

(2)	Portfolio expenditures after inter-portfolio eliminations have been allocated are presented in Appendix 2.
(3)	Balance as defined in the Public Accounts.
(4)	Certain expenditures were reclassified between portfolios to take into account the transition to the 2022-2023 budgetary structure.
(5)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(6)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(7)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(8)	The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan – March 2022.
(9)	The data in this column is consistent with that of the financial framework as published in the Pre-election Report on the State of Québec’s Public Finances– August 2022.
(10)	This is the annual change compared to results in 2021-2022.
(11)	Budgetary balance within the meaning of the Balanced Budget Act.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.